(d)(19)

May 1, 2015

Voya Partners, Inc.

7337 East Doubletree Ranch Road

Suite 100

Scottsdale, Arizona 85258-2034

Ladies and Gentlemen:

By our execution of this letter agreement (the “Agreement”), intending to be legally bound hereby, Voya Investments Distributor, LLC (the “Distributor”) agrees to waive, from May 1, 2015 through May 1, 2016, a portion of its service fee and/or reimburse expenses in amounts necessary so that after such waivers and/or reimbursements, the maximum total operating expense ratio of the Service Class shares of VY® Baron Growth Portfolio, a series of Voya Partners, Inc., shall be as follows:

Maximum Operating Expense Ratios (as a percentage of average net assets)
Series	Service Class
VY® Baron Growth Portfolio	1.31%

The Distributor acknowledges that:  (1) it shall not be entitled to collect on or make a claim for waived fees at any time in the future; and (2) it shall not be entitled to collect on or make a claim for reimbursed expenses at any time in the future.

Notwithstanding the foregoing, termination or modification of this Agreement requires approval by the Board of Directors of Voya Partners, Inc.

Voya Investments Distributor, LLC

		By:	/s/ Michael J. Roland
Michael J. Roland
Executive Vice President

Accepted:

By:	/s/ Kimberly A. Anderson
Kimberly A. Anderson
Senior Vice President
Voya Partners, Inc.